GOLDEN CENTURY RESOURCES LIMITED
Suite 1200, 1000 N. West Street
Wilmington, Delaware 19801
U.S.A.
Tel: (302) 295-4937

March 26, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street North East Washington, DC 20549 U.S.A.

Attention:	John Hartz
Senior Assistant Chief Accountant

Dear Mr. Hartz:

Re: Golden Century Resources Limited (the “Company”)
Item 4.02 Form 8-K Filed on February 23, 2010 (“Form 8-K”)
and
Form 10-Q for the Quarter Ended September 30, 2009 (“Form 10-Q”)
File No. 0-52842

               We write in response to the letters dated February 25, 2010 and March 9, 2010 (the “Comment Letters”) with respect to the Form 8-K and the Form 10-Q. The following responses are numbered in a manner that corresponds with the comments as set out in the Comment Letters.

               We are sending a blacklined copy of the Form 8-K and the Form 10-Q showing the changes from the previous filings. In addition, we are sending a blacklined copy of the proposed amendment to the Form 10-Q for the period ended December 31, 2009 and a clean copy of the proposed Form 8-K (Item 4.02) relating to the Form 10-Q for the period ended December 31, 2009.

ITEM 4.02 FORM 8-K FILED ON FEBRUARY 23, 2010

1.

Please amend your report to include the date of the conclusion regarding the non-reliance and specifically state that the financial statements for the three months ended September 30, 2009 should no longer be relied upon pursuant to this Item 4.02(a).

We propose to amend our Form 8-K to include the date of the conclusion regarding the non- reliance and specifically state that the financial statements for the three months ended September 30, 2009 should no longer be relied upon. Please see the blacklined Form 8-K.

FORM 10-Q/A#2 and FORM 10-Q/A#3 FOR THE QUARTER ENDED SEPTEMBER 30, 2009

General

1.

Please further amend your Form 10-Q/A for the quarter ended September 30, 2009 to comprehensively present all of the required disclosures related to your restated financial statements. Specifically, your Form 10-Q/A should include Item 1, Item 2 and Item 4T. In providing these items, ensure your Management’s Discussion and Analysis appropriately identifies the restated periods and your assessment of disclosure controls and procedures disclosures are updated in light of the restatements. Additionally provide updated certifications.

We proposed to amend our Form 10-Q/A for the period ended September 30, 2009 to comprehensively present all of the required disclosures related to our restated financial statements specifically to include Item 1, Item 2 and Item 4T. We also intend to ensure that our Management’s Discussion and Analysis appropriately identifies the restated periods and our assessment of disclosure controls and procedures disclosures are updated in light of the restatements. Please see the blacklined copy of the Form 10-Q/A for the period ended September 30, 2009. We intend to provide updated certifications at the time of the filing of the Form 10-Q/A.

Note 2. n) Summary of Significant Accounting Policies –Stock-based Compensation, page F-7

2.

We note you refer to ASC 718 as it relates to shares issued to third parties. Please reassess your accounting for the consulting agreement in light of ASC 505-50 – Equity Based Payments to Non-Employees. In light of the fact that the shares have yet to be issued, specifically address the guidance in ASC 505-25-7 in determining the issuance date as well as ASC 505-50-30 in determining the measurement date for this transaction.

We have reassessed the accounting for the consulting agreement in light of ASC 505-50. As the shares have not been issued and performance is not complete, the measurement date has not been reached. We propose to amend our Form 10-Q/A for the period ended September 30, 2009 to reflect the measurement of the equity instruments at their then current fair value at each interim reporting date until the measurement date. Please see the blacklined copy of the Form 10-Q/A for the period ended September 30, 2009. Please also see the blacklined copy of the proposed Form 10-Q/A for the period ended December 31, 2009.

3.

Please disclose how you determined that the $500,000 mineral property acquisition deposit should be classified as a short-term asset. Please tell us supplementally and revise your disclosures to address how you determined that such amount is recoverable.

We determined that the mineral property acquisition deposit should be classified as a short- term asset by following the guidance provided in ASC 210-10-45 – Balance Sheet – Other Presentation Matters. Pursuant to ASC 210-10-45 current assets generally include prepaid expenses that are to be used in one operating cycle or in less than one year. Pursuant to the agreement, the full $500,000 deposit is refundable if the exploitation permit application is not obtained within a reasonable period of time, and at any time prior to the execution of a definitive agreement. The agreement states that the Company determines what constitutes a reasonable period of time. We determined that a reasonable period of time would be less than one year.

We believe the full amount is recoverable as they have an agreement that specifies that this amount is refundable if the application is not obtained within a time period deemed by the Company to be reasonable. In addition, we believe the party holding the deposit is reputable and has the ability and intent to refund the deposit at our request.

We propose to amend our disclosure in the Form 10-Q/A for the period ended September 30, 2009. Please see the blacklined copy of the Form 10-Q/A for the period ended September 30, 2009. Please also see the blacklined copy of the proposed Form 10-Q/A for the period ended December 31, 2009.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2009

Note 5. Commitments, page F-8

4.

We note your disclosure in Note 5(b) that you “issued” shares for consulting services, yet $1,135,440 fair value of these shares remains in accrued liabilities. Notwithstanding the comment above regarding the appropriateness of your accounting for this transaction, please revise your disclosure to clarify, if true, that these shares have yet to be issued.

This was an inadvertent oversight, and we propose to amend our disclosure in the Form 10- Q/A for the period ended December 31, 2009. Please see the blacklined copy of the proposed Form 10-Q/A for the period ended December 31, 2009.

Note 6. Common Stock, page F-9

5.

Given that you have not yet issued the 820,000 shares of common stock subscribed at $1.00 per share, please address the appropriateness of classifying the $710,000 net proceeds you received within equity rather than as a liability.

We have classified the proceeds issued as equity in accordance with ASC 210-10-S99 – Balance Sheet – SEC Materials. Under the “Common Stocks” section of the balance sheet presentation guidance it states that the dollar amount of any common shares subscribed but unissued should be shown. This indicates that the net proceeds received would be classified as equity.

In addition, we believe that the classification of the net proceeds within equity is appropriate as it is in accordance with ASC 480 – Distinguishing Liabilities from Equity. Pursuant to ASC 480, the proceeds would be classified as equity as there is no obligation for the Company to transfer assets, repurchase its equity shares or provide net cash or net share settlement.

             The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              We look forward to any further comments you may have with respect to our responses.

Yours truly,

GOLDEN CENTURY RESOURCES LIMITED

/s/ David Lee
David Lee
President